UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Forest City Realty Trust, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title and Class of Securities)

345605109

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2016

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,054,733
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,054,733
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,054,733
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.5%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 241,552,912 shares of Class A Common Stock of Forest City Realty Trust, Inc. (the “Issuer”) outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2016.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,054,733
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,054,733
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,054,733
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.5%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 241,552,912 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2016.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,054,733
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,054,733
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,054,733
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.5%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 241,552,912 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2016.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,054,733
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,054,733
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,054,733
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.5%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 241,552,912 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2016.

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on June 6, 2016, as amended by Amendment No. 1 filed on August 10, 2016. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the shares of Class A Common Stock directly held by the Investment Vehicles reported herein was $468,456,111.21. The shares of Class A Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Class A Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

As previously disclosed, the Reporting Persons have been in discussions with the Issuer’s Board of Directors (the “Board”) and members of the Issuer’s management during which the Reporting Persons have constructively engaged the Issuer on the subject of its dual-class stock structure. The Reporting Persons have stated that they believe that collapsing the Issuer’s dual-class stock structure would help align the Issuer with corporate governance best practices and would lead to unlocking value for all shareholders.

On December 6, 2016, the Issuer announced that, following the unanimous recommendation of a special committee comprised solely of independent Class A directors, the Issuer’s Board has authorized, and will recommend that shareholders approve, a proposal to eliminate its dual-class stock structure at the Issuer’s 2017 Annual Meeting of Shareholders (the “Annual Meeting”). Under the terms of the proposed reclassification, all of the outstanding shares of the Issuer’s Class B Common Stock would be converted into shares of the Issuer’s Class A Common Stock, and holders of Class B shares will exchange each of their Class B shares for 1.31 shares of Class A Common Stock. In connection with the reclassification, RMS, Limited Partnership has agreed to vote all shares of Class B shares owned by it in favor of the proposal, representing a majority of the Class B shares outstanding. Approval of the proposed reclassification will require a majority of the votes entitled to be cast by both Class A and Class B shareholders, voting separately. Upon completion of this transaction, all outstanding shares of the Issuer will be entitled to one vote per share on all matters brought to the Issuer’s shareholders. In addition to eliminating the dual-class stock structure, the Issuer will also implement a majority voting standard in the election of directors following the Annual Meeting.

In connection with entering into the Reclassification Agreement, the Issuer on December 5, 2016, entered into a Voting and Support Agreement (the “Agreement”) with Scopia Capital and Scopia Management on behalf of themselves and their affiliates (collectively, the “Scopia Parties”), pursuant to which the Scopia Parties have agreed, among other things and subject to certain conditions, through July 31, 2017, to, vote shares of Common Stock beneficially owned by the Scopia Parties (a) in favor of any and all persons nominated by the Board for election as directors (provided at least eight of the thirteen nominees have been determined to be independent directors by the Board in accordance with relevant stock exchange rules), (b) in favor of approving the reclassification proposal and any action reasonably requested by the Issuer in furtherance of the foregoing, and (c) against any other action, agreement or transaction involving the Issuer or the Board that is intended, or would reasonably be expected, to prevent or impair or delay the consummation of the reclassification or the other transactions contemplated by the Reclassification Agreement (as defined in the Agreement).

In addition, during the Voting and Support Period (as defined in the Agreement), the Scopia Parties agreed not to: (A) submit any proposal for consideration by, or bring any other business before, the Issuer’s stockholders or initiate, encourage or participate in any “Withhold” or similar campaign against the Issuer or its directors or management, (B) make, or cause to be made, any statement, announcement or public filing with respect to any proposal or matter to be considered by Issuer stockholders, whether at any annual or special meeting of Issuer stockholders or with respect to any request or call for a special meeting or otherwise, which statement, announcement or public filing is inconsistent with any recommendation by the Board, and (C) publicly or privately encourage or support any stockholder or other person to take any of the actions in the foregoing clauses (A)-(B).

Furthermore, pursuant to the Agreement, during the Voting and Support Period, the Scopia Parties agreed not to, directly or indirectly: (i) seek to call a special or other meeting of the Issuer’s stockholders, (ii) seek to make any stockholder proposals of any kind or other type of referendum (binding or precatory), including nominations for, elections of or removal of directors (and including nominations for director nominees to be included in the Issuer’s proxy materials), for consideration at any annual or special meeting of Issuer stockholders, through action by written consent or otherwise, (iii) seek to engage in or participate in any solicitation of proxies or consents (whether or not such solicitation is exempt under Rule 14a-2 of the Securities Exchange Act of 1934 (the “Exchange Act”)) or other authority to vote any securities of the Issuer with respect to nominations for, elections of or removal of directors or any other proposal or business (binding or non-binding) to be considered by the Issuer’s stockholders, whether at an annual or special meeting of stockholders, regarding the call of a special meeting of stockholders or through action by written consent or otherwise; (iv) encourage, advise or influence any other person or assist any person in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with the Board or Issuer management’s recommendation in connection with such matter); (v) form or join in a partnership, limited partnership, syndicate or other group, including a group as defined under Section 13(d) of the Exchange Act or other applicable law, with respect to the Issuer’s Common Stock (for the avoidance of doubt, excluding any group comprised solely of the Scopia Parties and their associates); (vi) initiate or take any action to alter the composition of the Board or management or initiate or take any action to obtain additional representation on the Board; provided, that nominees selected by the Issuer for election at the Annual Meeting are selected in accordance with Section 5.8 of the Reclassification Agreement (as defined in the Agreement) and at least eight of the 13 nominees have been determined to be independent directors by the Board in accordance with relevant stock exchange rules; and (vii) other than in (a) market transactions where the identity of the purchaser is not known, (b) underwritten public offerings and (c) bought deals, sell, offer or agree to sell directly or indirectly, through swap, hedging or derivative transactions or otherwise, any securities of the Issuer, or any rights decoupled from the underlying shares of Issuer Common Stock held by the Scopia Parties to any person that is not a party to the Agreement (a “Third Party”) unless (A) such Third Party is a passive investor that has not filed a Schedule 13D and would not as a result of the purchase of the securities of the Issuer be required to file a Schedule 13D, and (B) such sale, offer, or agreement to sell would not knowingly result in such Third Party, together with its affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate that is the equivalent of 5% or more of the Issuer’s Common Stock outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its affiliates, has a beneficial or other ownership interest in the aggregate that is the equivalent of 5% or more of the voting securities outstanding at such time, except in each case in a transaction approved in advance by the Board.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 241,552,912 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2016.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Class A Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) Transactions by the Reporting Persons (on behalf of the Investment Vehicles) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Class A Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Agreement is incorporated by reference as Exhibit 99.1 to this Amendment No. 2 and is incorporated by reference herein.

Two of the Investment Vehicles have entered into cash-settled swaps which in the aggregate represent economic exposure comparable to a notional interest in 1,741,060 shares of Class A Common Stock (representing economic exposure comparable to approximately 0.7% of the outstanding shares of Class A Common Stock). Under the terms of the swaps, (i) the Investment Vehicle will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Investment Vehicle any positive price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons’ counterparty for the swaps is Barclays Bank PLC. The swaps do not give the Reporting Persons or the Investment Vehicles direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Class A Common Stock that may be referenced in the swap contracts or shares of Class A Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Voting and Support Agreement, dated December 5, 2016, by and among Forest City Realty Trust, Inc. and Scopia Capital Management LP and Scopia Management, Inc. on behalf of themselves and their Affiliates (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 6, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 7, 2016

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles) with respect to shares of Class A Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 7, 2016. All such transactions were purchases or sales of Class A Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Scopia Capital Management LP
Nature of Transaction	Shares of Class A Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Sell	(32,101)	$21.6688	10/10/2016
Sell	(4,250)	$21.4205	10/11/2016
Sell	(25,000)	$21.4736	10/17/2016
Sell	(51,789)	$21.6548	10/18/2016
Buy	150,000	$21.2693	10/26/2016
Buy	332,400	$21.1995	10/27/2016
Buy	275,000	$21.228	10/27/2016
Buy	250,000	$21.3144	10/28/2016
Buy	64,000	$21.4398	10/31/2016
Buy	380,700	$21.4261	11/1/2016
Buy	320,000	$21.0894	11/2/2016
Buy	200,000	$20.9359	11/3/2016
Buy	295,000	$20.81	11/3/2016
Buy	354,961	$19.557	11/4/2016
Buy	635,756	$20.2686	12/6/2016
Buy	50,000	$20.365	12/6/2016
Buy	75,000	$20.4357	12/6/2016
Buy	700,000	$20.4529	12/6/2016
Buy	428,463	$20.4923	12/6/2016
Buy	800,000	$21.3779	12/7/2016
Buy	50,000	$21.9963	12/7/2016